

August 31, 2022

Heng Fai Ambrose Chan
Chief Executive Officer
Impact BioMedical, Inc.
275 Wiregrass Pkwy
West Henrietta, NY 14586

>   **Re: Impact BioMedical, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed August 24, 2022**
>   **File No. 333-253037**

Dear Mr. Chan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2022 letter.

Amendment No. 5 to Form S-1 filed August 24, 2022

Summary
Business Overview, page 2

1.   We note your revisions in response to our prior comment 3. Your summary should provide a brief and balanced discussion of the most material aspects of your company and your offering. If the products described in the last paragraph of this section are not of substantive material impact to your business, please revise to remove this information from the Summary and instead disclose it in the Business section.

2.   We have reviewed your revisions in response to our prior comment 4 and reissue. There are still statements of efficacy throughout your disclosure. We note, for example only and

without limitation, several statements throughout your prospectus stating that your products have "potential effects," including "Equivir/Nemovir . . . ha[s] potential antiviral effects" on page 4 and "Natural compounds used in the Linebacker platform may have potential in treating and preventing a range of diseases by inhibiting" on page 20. Statements related to efficacy are within the sole authority of the FDA. Please revise your disclosure to remove any conclusion or suggestion that your product candidate is effective and instead refer to the relevant objective data from your clinical trials or studies that relate to your product candidate's performance.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal Year Ended December 31, 2021, compared to Year December 31, 2020
Income tax benefit, page 24

3.   We note from your response to prior comment 5 that you considered the reversal of deferred tax liabilities (intangible assets) as sufficient positive evidence that a full valuation allowance is not needed. It is unclear how you concluded that the reversal of a deferred tax liability was considered sufficient positive evidence that there would be sufficient taxable income in future periods to offset net operating losses. Please provide us with your supporting deferred tax valuation analysis under ASC paragraphs 740-10-30-16 to 25.

Business, page 27

4.   We have reviewed your revisions in response to our prior comment 6 and reissue in part. Please provide support for the statement that "Use of Laetose in a daily diet, compared to sugar, could potentially result in less sugar consumption and lower glycemic index/load." In this regard, disclose whether this information is based upon management´s belief, industry data, reports/articles or any other source. If the statement is based upon management´s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide citation to the documents.

Financial Statements, page F-1

5.   Please update your financial statements and related disclosures throughout your filing to comply with Rule 8-08 of Regulation S-X.

       You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Tim Buchmiller at 202-551-3635 with any other questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences

cc: Darrin M. Ocasio, Esq.